SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

FEIHE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, US $0.001 Par Value Per Share
(Title of Class of Securities)

025334103
(CUSIP Number)

Sequoia Capital China Growth Fund I, L.P.
Suite 2215, Two Pacific Place
88 Queensway
Hong Kong, PRC
Attention: Jimmy Wong
Telephone: 852 25018989

Sequoia Capital U.S. Growth Fund IV, L.P.
3000 Sand Hill Road, 4-250
Menlo Park, CA 94250, USA
Attention: Melinda Dunn
Telephone: 650 854 3927

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D (this "Statement") constitutes Amendment No. 1 to the Schedule 13D on behalf of Sequoia Capital USGF Principals Fund IV, L.P. and Amendment No. 3 to the Schedule 13D on behalf of Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Management I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Sequoia Capital China Growth Fund Management I, L.P., SC China Holding Limited, Neil Nanpeng Shen, Kui Zhou, Sequoia Capital U.S. Growth Fund IV, L.P., SCGF IV Management, L.P., and SCGF GenPar, Ltd.

The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025334103	Page 2 of 21

1		Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China I, L.P. ("SCC I"); 20-3514012
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) AF, WC (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,450
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,450
11		Aggregate Amount Beneficially Owned by Each Reporting Person 98,450
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13		Percent of Class Represented by Amount in Row (11) 0.4%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 3 of 21

1		Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Partners Fund I, L.P ("SCC PTRS I"); 20-4387549
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) AF, WC (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 11,312
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,312
11		Aggregate Amount Beneficially Owned by Each Reporting Person 11,312
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13		Percent of Class Represented by Amount in Row (11) 0.1%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 4 of 21

1		Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Principals Fund I, L.P. ("SCC PRIN I"); 20-4887879
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) AF, WC (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 15,238
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,238
11		Aggregate Amount Beneficially Owned by Each Reporting Person 15,238
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13		Percent of Class Represented by Amount in Row (11) 0.1%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 5 of 21

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Management I, L.P. ("SCC MGMT I"); 20-3348112
2	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8
Shared Voting Power

125,000 shares of which 98,450 shares are directly held by SCC I, 11,312 shares are directly held by SCC PTRS I and 15,238 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of SCC I, SCC PTRS I and SCC PRIN I.

	9	Sole Dispositive Power 0
10
Shared Dispositive Power

125,000 shares of which 98,450 shares are directly held by SCC I, 11,312 shares are directly held by SCC PTRS I and 15,238 shares are directly held by SCC PRIN I. SCC MGMT I is the General Partner of SCC I, SCC PTRS I and SCC PRIN I.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 6 of 21

1		Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund I, L.P. ("SCCGF I"); 26-0205433
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) AF, WC (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,533,647
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,533,647
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,533,647
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13		Percent of Class Represented by Amount in Row (11) 6.9%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 7 of 21

1		Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Partners Fund I, L.P. ("SCCGF PTRS I"); 98-0577548
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) AF, WC (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 36,574
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,574
11		Aggregate Amount Beneficially Owned by Each Reporting Person 36,574
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13		Percent of Class Represented by Amount in Row (11) 0.2%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 8 of 21

1		Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China GF Principals Fund I, L.P. ("SCCGF PRIN I"); 33-1190310
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) AF, WC (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 188,145
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 188,145
11		Aggregate Amount Beneficially Owned by Each Reporting Person 188,145
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13		Percent of Class Represented by Amount in Row (11) 0.8%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 9 of 21

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Growth Fund Management I, L.P. ("SCCGF MGMT I"); 26-0204337
2	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8
Shared Voting Power

1,758,366 shares of which 1,533,647 shares are directly held by SCCGF I, 36,574 shares are directly held by SCCGF PTRS I and 188,145 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

	9	Sole Dispositive Power 0
10
Shared Dispositive Power

1,758,366 shares of which 1,533,647 shares are directly held by SCCGF I, 36,574 shares are directly held by SCCGF PTRS I and 188,145 shares are directly held by SCCGF PRIN I. SCCGF MGMT I is the General Partner of SCCGF I, SCCGF PTRS I and SCCGF PRIN I.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,758,366
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11) 7.9%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 10 of 21

1		Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited ("SCC HOLD");
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) OO (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,883,366 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. See Item 5.
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,883,366 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. See Item 5.
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,366
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13		Percent of Class Represented by Amount in Row (11) 8.4% (see Item 5)
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 025334103	Page 11 of 21

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 6,333
8
Shared Voting Power

1,883,366 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. Neil Nanpeng Shen is the Managing Director of SCC HOLD. Neil Nanpeng Shen disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9	Sole Dispositive Power 6,333
10
Shared Dispositive Power

1,883,366 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. Neil Nanpeng Shen is the Managing Director of SCC HOLD. Neil Nanpeng Shen disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,889,699
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11) 8.5% (see Item 5)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103	Page 12 of 21

1	Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Kui Zhou
2	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☒
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
8
Shared Voting Power

1,883,366 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. Kui Zhou is the Managing Director of SCC HOLD. Kui Zhou disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

	9	Sole Dispositive Power 0
10
Shared Dispositive Power

1,883,366 shares. SCC HOLD is the General Partner of SCC MGMT I and SCCGF MGMT I. Kui Zhou is the Managing Director of SCC HOLD. Kui Zhou disclaims beneficial ownerships of all such shares except to the extent of his individual pecuniary interest therein. See Item 5.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,366
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11) 8.4% (see Item 5)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 025334103	Page 13 of 21

1		Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital U.S. Growth Fund IV, L.P. ("SCGF IV"); 98-0589567
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) AF, WC (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 798,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 798,667
11		Aggregate Amount Beneficially Owned by Each Reporting Person 798,667
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13		Percent of Class Represented by Amount in Row (11) 3.6%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 14 of 21

1		Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital USGF Principals Fund IV, L.P. ("SCGF PRIN IV"); 98-0619227
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) AF, WC (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 34,667
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,667
11		Aggregate Amount Beneficially Owned by Each Reporting Person 34,667
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13		Percent of Class Represented by Amount in Row (11) 0.2%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 15 of 21

1		Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SCGF IV Management, L.P. ("SCGF MGMT IV"); 98-0589559
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) OO (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 833,334 shares of which 798,667 are directly held by SCGF IV and 34,667 shares are directly held by SCGF PRIN IV. SCGF MGMT IV is the General Partner of SCGF IV and SCGF PRIN IV.
	9	Sole Dispositive Power 0
10
Shared Dispositive Power
833,334 shares of which 798,667 are directly held by SCGF IV and 34,667 shares are directly held  by  SCGF PRIN IV. SCGF MGMT IV is the General Partner of SCGF IV and SCGF PRIN IV.

11		Aggregate Amount Beneficially Owned by Each Reporting Person 833,334
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13		Percent of Class Represented by Amount in Row (11) 3.7%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 025334103	Page 16 of 21

1		Names of Reporting Persons; I.R.S. Identification Nos. of above persons (entities only) SCGF GenPar, Ltd ("SCGF GP"); 98-0603717
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		Source of Funds (See Instructions) OO (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 833,334 shares. SCGF GP is the General Partner of SCGF MGMT IV. See Item 5.
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 833,334 shares. SCGF GP is the General Partner of SCGF MGMT IV. See Item 5.
11		Aggregate Amount Beneficially Owned by Each Reporting Person 833,334
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13		Percent of Class Represented by Amount in Row (11) 3.7%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 025334103	Page 17 of 21

Except as set forth below, the previous Schedule 13D, as amended prior to the date hereof, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such previous Schedule 13D.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto and to previous Schedule 13D filings is expressly incorporated herein by reference and the response to each item of this Statement is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 4.  Purpose of Transaction

Item 4 is amended and supplemented to add the following information:

On February 1, 2011, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Sequoia Capital US Growth Fund IV, L.P., and Sequoia Capital USGF Principals Fund IV, L.P. (the "Sellers"), entered into an agreement with the Company pursuant to which the Company will redeem an aggregate of 2,625,000 shares of Common Stock from the Sellers at a price per share equal to $24.00 plus interest thereon from August 27, 2009 through the applicable closing date (the "Redemption Agreement").  The redemptions are scheduled to occur in four equal installments on March 31, 2011, September 30, 2011, December 31, 2011 and March 31, 2012.  This summary is qualified by reference to the Redemption Agreement, a copy of which is filed as an exhibit hereto and which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

Item 6 is amended and supplemented to add the following information:

The matters set forth in Item 4 concerning the Redemption Agreement are incorporated herein by reference as if fully set forth herein.

Item 7. Material Filed as Exhibits

99.1	Joint Filing Agreement dated December 17, 2010, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on December 17, 2010).

99.2
Subscription Agreement dated August 11, 2009, by and among American Dairy, Inc. and the Purchasers (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on September 4, 2009).

CUSIP No. 025334103	Page 18 of 21

99.3
Assignment and Assumption dated August 20, 2009, by and among Sequoia Capital Growth Fund I, L.P., Sequoia Capital Growth Partners III, L.P., Sequoia Capital Growth III Principals Fund, Sequoia Capital U.S. Growth Fund IV, L.P. and American Dairy, Inc. (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on September 4, 2009).

99.4
Registration Rights Agreement dated August 26, 2009, by and among American Dairy, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company (then American Dairy Inc.) on August 26, 2009).

99.5
Redemption Agreement dated February 1, 2011, by and among Feihe International, Inc. and the Sellers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on February 2, 2011).

CUSIP No. 025334103	Page 19 of 21

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: February 3, 2011

SEQUOIA CAPITAL CHINA I, L.P.
SEQUOIA CAPITAL CHINA PARTNERS FUND I, L.P.
SEQUOIA CAPITAL CHINA PRINCIPALS FUND I, L.P.

By: Sequoia Capital China Management I, L.P.
A Cayman Islands exempted limited partnership
General Partner of Each

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Jimmy Wong
Name: Jimmy Wong
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P.
SEQUOIA CAPITAL CHINA GROWTH PARTNERS FUND I, L.P.
SEQUOIA CAPITAL CHINA GF PRINCIPALS FUND I, L.P.

By: Sequoia Capital China Growth Fund Management I, L.P.
A Cayman Islands exempted limited partnership
General Partner of Each

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Jimmy Wong
Name: Jimmy Wong
Authorized Signatory

CUSIP No. 025334103	Page 20 of 21

SEQUOIA CAPITAL CHINA MANAGEMENT I, L.P.
SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P.

By: SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

/s/ Jimmy Wong
Name: Jimmy Wong
Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Jimmy Wong
Name: Jimmy Wong
Authorized Signatory

NEIL NANPENG SHEN

By: /s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen

KUI ZHOU

By: /s/ Kui Zhou
Name: Kui Zhou

SEQUOIA CAPITAL U.S. GROWTH FUND IV, L.P.
SEQUOIA CAPITAL USGF PRINCIPALS FUND IV, L.P.

By: SCGF IV Management, L.P.
A Cayman Islands exempted limited partnership
Its General Partner

By: SCGF GenPar, Ltd
A Cayman Islands limited liability company
Its General Partner

/s/ Michael Moritz
Managing Director

CUSIP No. 025334103	Page 21 of 21

SCGF IV MANAGEMENT, L.P.

By: SCGF GenPar, Ltd
A Cayman Islands limited liability company
Its General Partner

/s/ Michael Moritz
Managing Director

SCGF GENPAR, LTD

/s/ Michael Moritz
Managing Director